United States securities and exchange commission logo





                             November 4, 2020

       Ezra Beyman
       Chief Executive Officer
       Reliance Global Group, Inc.
       300 Blvd. of the Americas, Suite 105
       Lakewood, NJ 08701

                                                        Re: Reliance Global
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 8,
2020
                                                            File No. 333-249381

       Dear Mr. Beyman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1, Filed October 8, 2020

       General

   1. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the
prospectus. Refer to Item 502(b) of Regulation S-K.
   2.                                                   We note the company   s
investor presentation dated September 2020 on your
                                                        website. Please provide
us with your analysis of how this presentation is consistent with
                                                        Section 5(c) of the
Securities Act of 1933 and our related rules.
   3. We note your disclosure in the first paragraph on page 42 that you purchased a minority stake in Nsure.com in
February 2020 and your disclosure at page 26 that you operate as a holdings company
investing in assets in the insurance market and related sectors. Please provide us an analysis
of why the company should not be deemed an investment company
 Ezra Beyman
FirstName LastNameEzra   Beyman
Reliance Global Group, Inc.
Comapany 4,
November  NameReliance
             2020        Global Group, Inc.
November
Page 2    4, 2020 Page 2
FirstName LastName
         under the Investment Company Act of 1940 and any exemption upon which you rely.
Cover Page

4. We note the reference in footnote 5 to the fee table that the Class A Units, Series A
         Warrants and Series B Warrants will be offered at to-be determined "assumed" prices per security. Please remove "assumed" from your disclosure, and confirm you will provide a bona fide estimate of the price range for the securities being offered or tell us why you believe you are not required to do so. Refer to Item 501(b)(3) of Regulation S-K for
         guidance.
Prospectus Summary
About Reliance Global Group, Inc., page 1

5. Please briefly expand your disclosure to more clearly describe your relationship, both legal and operational, with Reliance Global Holdings, LLC. In this regard, please disclose any agreements or understandings you have with Reliance Holdings, in particular any agreement supporting the statement that Reliance Holdings has the "the final goal of transferring most of the desirable properties." Additionally, clearly describe Reliance
         Holdings' role in facilitating your acquisition strategy, including providing a source of targets and acting as a "place holder" in the acquisition process. If there is no agreement or commitment that Reliance Holdings will facilitate your acquisition strategy in the ways described here, or no guarantee that Reliance Holdings will continue to provide you funds to acquire businesses, please make it clear that there is no guarantee that Reliance Holding will facilitate your acquisition strategy.
6. We note that you are in the process of an acquisition. Please expand your disclosure to identify the acquisition target and the nature of its business, or advise. Please also describe briefly the terms of the transaction and how you intend to finance it. Please remove the statement that this closing will make the Company "cash positive" as the financial statement information for that company has not been disclosed, as well as the other financial information for the company to be acquired, such as net income, or advise.
The Offering   Securities offered by us, page 2

7. Please disclose the exercise price of the Series A and Series B Warrants and briefly describe their material terms.
The Offering   Proposed Listing on Nasdaq, page 3

8. We note that you have applied to list your common stock on the Nasdaq Capital Market and that as part of uplisting you intend to effect a reverse split of your issued and outstanding common stock. Please disclose if Nasdaq Capital Market listing is a condition of this offering. Additionally, state whether your reverse split will occur before or after the offering.
 Ezra Beyman
Reliance Global Group, Inc.
November 4, 2020
Page 3
Insurance Operations
Insurance Acquisitions and Strategic Activities, page 5

9. Please refer to comments 4 and 5 from our letter dated July 16, 2020 on your Form 10 filed June 22, 2020. We note the revised disclosure in your Business section and the notes to your financial statements still appears to contain unclear information or disclosure inconsistencies and discrepancies, including several noted below. Please address the following and revise as applicable:
           Based on disclosure on pages 32 and F-24, it appears that Southwestern Montana
            Insurance Center, Inc. and Fortman Insurance Agency, LLC were owned by Reliance
            Holdings and transferred to you and should be labeled as
"Affiliated" in the table on
            page 28. Additionally, the dates disclosed in the table on page 28 do not appear to be
            consistent since the dates for USBA and EBS appear to be the date the entities were
            transferred to you while the date for Southwestern Montana
Insurance Center, Inc.
            and Fortman Insurance Agency, LLC appear to be the date of the initial acquisition
            by Reliance Holdings. Therefore, please revise the table on page 28 to separately
            disclose both a column detailing the initial acquisition date and a column detailing the
            date the entities were transferred to you.
           Please revise the disclosure on page 29 to clearly state that the USBA and EBS acquisitions were "accounted for as a business combination" by
Reliance Holdings.
           We note references to the "FHA/TSB Acquisition" on page 29 and throughout the document. This term is not defined in the document and it appears you mean to refer
            to the USBA Acquisition which is defined on page 28. Please revise your filing
            accordingly.
           Please revise to clarify which entity's 500,000 shares of stock were issued on April 1,
            2019 in connection with the acquisition of SWMT as disclosed on page 31 and any
            other relevant facts regarding the issuance.
           Please revise page 31 to clarify the date that "SWMT was transferred to the Company from Reliance Global Holdings, LLC."
           Please revise page 31 to clarify that the "SWMT Acquisition is being accounted for as a business combination" by Reliance Global Holdings, LLC."
           You disclose on page F-10 that on April 1, 2019 one of your wholly owned subsidiaries acquired Southwestern Montana Financial Center, Inc.
Please revise your
            filing to clarify who acquired this entity as we also note disclosure on page 31, that a
            wholly owned subsidiary of Reliance Global Holdings, LLC acquired this entity.
       Please ensure that the revised disclosure contained throughout your filing is consistent, clear and factually accurate. It may be helpful, for example, to have similar disclosure in both the Business section and notes to your financial statements to ensure consistency and
FirstName LastNameEzra Beyman
       accuracy. Additionally, it may be helpful to always use an entity's name as opposed to
Comapany    NameReliance
       referring             Global Group,
                  to "the Company"   since itInc.
                                              appears "the Company" is not
consistently referring to
       the same
November          entity.
            4, 2020  Page 3
FirstName LastName
 Ezra Beyman
FirstName LastNameEzra   Beyman
Reliance Global Group, Inc.
Comapany 4,
November  NameReliance
             2020        Global Group, Inc.
November
Page 4    4, 2020 Page 4
FirstName LastName

Risk Factors
Risks related to this offering
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment, page 6

10. Please clarify what "remaining outstanding note" you refer to in the second to last sentence of this risk factor. Additionally, disclose the material terms of the note and its status as of the most recent practicable date. We also note that your disclosure indicates that the conversion of the note may affect dilution, but do not see the note conversion discussed in Dilution on page 24. Please revise or advise.
Our ability to have our common stock and warrants traded on the NASDAQ is subject to us meeting applicable listing criteria, page 7

11. We note your risk factor related to NASDAQ listing criteria. Please expand your disclosure to identify the minimum thresholds for each such criteria and disclose whether or not you currently meet the criteria.
Risks Related to Our Business, page 8

12. Please refer to comment 7 from our letter dated July 16, 2020 on your Form 10 filed June
         22, 2020. Please revise your filing to include within Management's Discussion and
         Analysis disclosure of your critical accounting estimates. Please refer to Section V of
         SEC Interpretive Release 33-8350 for guidance. Your disclosure should also address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.
If we fail to comply with the covenants contained in certain of our agreements, our liquidity, results of operations and financial condition, page 11

13. With regard to your compliance with the covenants contained in your credit agreements, please address the following:
             Disclose the identity of the lender or lenders of the agreements referenced;
             Identify the other material contracts the default on which could trigger cross default under the referenced credit agreements;
             Disclose the actions taken to cure any event of default resulting from your noncompliance with financial covenants;
             Disclose whether or not you are currently in compliance with all covenants contained in your credit agreements; and
             If there is a risk that you may not be able to maintain a covenant, reset covenant or financial ratio, please disclose the covenant or ratio you need to maintain here and show how you currently satisfy the covenant or ratio. Additionally, please make related disclosure in your Management's
Discussion and
         Analysis of Financial Condition and Results of Operations.
 Ezra Beyman
FirstName LastNameEzra   Beyman
Reliance Global Group, Inc.
Comapany 4,
November  NameReliance
             2020        Global Group, Inc.
November
Page 5    4, 2020 Page 5
FirstName LastName
Risks Related to Investing in our Securities
The Company   s CEO has a controlling common stock equity interest, page 17

14. Please expand your disclosure to identify the expected controlling interest of your CEO,
         Mr. Beyman, immediately following the offering. Additionally, please disclose on the cover page of your prospectus that the company is a controlled company and state whether you intend to rely on the controlled company exemptions of the Nasdaq listing rules, or advise.
Use of Proceeds, page 23

15. We note your disclosure at page 27 that you are going to use some of the proceeds for acquisitions, in addition to other funds. Please revise to include this use of proceeds here, if applicable or revise for consistency. Please briefly describe any planned acquisition and the use of any other funds needed to accomplish the acquisition. Refer to Item 504 of
         Regulation S-K.
Dilution, page 24

16. If materially different, please provide a table summarizing the total number of shares of your common stock purchased from you, total consideration paid to you and the average price paid per share by existing stockholders and investors purchasing in this offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business, page 26

17. Please revise to include a detailed organization structure of Reliance Global Group, Inc.
         that includes all of your subsidiaries and other entities referenced in the filing including affiliated entities. Please include the legal entity name, the defined name(s) used in the filing, the business purpose of the entity and if not a subsidiary, the nature of the relationship with appropriate detail. Please ensure the defined names used in the filing, including within the financial statements, are consistent throughout the filing.
18. Please expand your disclosure to describe your principal products or services and their markets within the insurance sector, and your distribution methods of the products or services.
Overview, page 26

19. We note your disclosure that you rely in part on lending from Oak Street Funding, LLC, to finance your acquisition strategy. Please describe the material terms of your master credit agreement with Oak Street and disclose the aggregate amount owed as of the latest most practicable date.
Insurance Acquisitions and Strategic Activities, page 28

20. We note disclosure on page 33 of your entrance into a purchase agreement to acquire UIS
 Ezra Beyman
FirstName LastNameEzra   Beyman
Reliance Global Group, Inc.
Comapany 4,
November  NameReliance
             2020        Global Group, Inc.
November
Page 6    4, 2020 Page 6
FirstName LastName
         Agency, LLC for a total purchase price of $600 thousand. It appears that the purchase price will be paid with $102 thousand in cash, $200 thousand in shares of common stock,
         $500 thousand of installment payments, and potentially an earn-out amount based upon revenues. Therefore, it appears that the purchase price is in excess of $600 thousand.
         Please reconcile this discrepancy for us or revise your filing accordingly.
Insurance Agency Overview, page 38

21. Please update your sources that provide background information in the industry in which you operate, to the extent practicable. We note references to information sources from
         2018.
Insurance Agency Industry Overview   Online Insurance and the NSure
Opportunity, page 42

22. Please disclose the basis for your estimate that 10% of the personal home and auto insurance market is now online.
Directors, Executive Officers and Corporate Governance, page 44

23. Please disclose Mr. Brickman's age in the table on page 44. Board Committees, page 49

24. We note that each of your audit, compensation, and nominating and corporate governance committees operates under a charter that has been approved by your board of directors.
         Please disclose whether a current copy of the applicable committee charter is available to security holders on your website and, if so, provide your website address. Refer to
         Instruction 2 to Item 407 of Regulation S-K for guidance. Executive Compensation
Summary Compensation Table, page 50

25. Please disclose any compensation earned by, or paid to, your named executive officers or directors by Reliance Global Holdings, LLC, or any other of your affiliates. Refer to Item
         402(m) for guidance.
Description of Securities
Securities Offered in this Offering, page 59

26. Please disclose the price at which the Series A and Series B warrants are exercisable and the amount of warrants outstanding immediately before and following the offering. Refer to Item 202(c) of Regulation S-K for guidance.
Shares Eligible for Future Sale
Options, Warrants and Convertible Securities, page 61

27. Please disclose the amount of options, warrants and convertible securities outstanding and
 Ezra Beyman
Reliance Global Group, Inc.
November 4, 2020
Page 7
      eligible for sale as of the latest most practicable date.
Note 5. Goodwill and Other Intangible Assets, page F-49

28. We note your disclosure that effective January 1, 2020 you reorganized your reporting structure into a single operating unit and all your goodwill was reassigned to a single reporting unit. Please tell us if discrete financial information is available for your insurance agencies (i.e. former reporting units) and regularly reviewed by the executive who is responsible for the operations of the insurance agencies, as disclosed on page F-
      49. It appears that this executive is the segment manager, as defined in ASC 280-10-50-
      7. If discrete financial information at the insurance agency level is not available or regularly reviewed by the segment manager, please describe the discrete financial information reviewed to manage the insurance agencies. Refer to ASC 350-20-35-33 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.



                                                                  Sincerely,
FirstName LastNameEzra Beyman
                                                                  Division of
Corporation Finance
Comapany NameReliance Global Group, Inc.
                                                                  Office of
Finance
November 4, 2020 Page 7
cc:       Jolie Kahn, Esq.
FirstName LastName